Exhibit 21

Subsidiaries of the Registrant

	State or Other
	Jurisdiction of	Percentage
	Incorporation	Ownership
Registrant

First South Bancorp, Inc.	Virginia

Subsidiaries

First South Bank	North Carolina	100%

First South Preferred Trust I *	Delaware	100%

Subsidiaries of First South Bank

DTFS, Inc.	North Carolina	100%

First South Insurance	North Carolina	100%

First South Investments, Inc.	North Carolina	100%

First South Leasing, LLC	North Carolina	100%

* First South Bancorp, Inc., owns 100% of the outstanding common stock of First South Preferred Trust I. The trust preferred securities are owned by various investors in the pooled trust preferred securities offering of First South Preferred Trust I.